UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)
(Amendment No. 1)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

VERSAR, INC.

(Name of Subject Company)

VERSAR, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

925297103
(CUSIP Number of Class of Securities)

James D. Villa
Senior Vice President, General Counsel, Secretary and Chief Compliance Officer
Versar, Inc.
6850 Versar Center
Springfield, VA 22151
(703) 750-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)

With copies to:

Elizabeth Noe
Paul Hastings LLP
1170 Peachtree St. NE, Suite 100
Atlanta, GA 30309
(404) 815-2287

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”), relating to the tender offer (the “Offer”) by KW Genesis Merger Sub, Inc., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Kingswood Genesis Fund I, LLC (“Parent”), to purchase all of the outstanding shares of Versar, Inc.’s common stock, par value $0.01 per share, at a purchase price of $0.15 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes. The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 6, 2017, and in the related Letter of Transmittal, as required by the Agreement and Plan of Merger, dated as of September 22, 2017, as subsequently amended and restated on September 27, 2017, by and among Versar, Inc., Parent and Purchaser.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 3. “Past Contacts, Transactions, Negotiations and Agreement,” is hereby amended and supplemented as follows:

By inserting the following paragraph as the third from last paragraph on page 25 under the heading “Background and Reasons for the Company Board’s Recommendation—Background of Offer and Merger”:

“In addition, on September 22, 2017, the Company entered into a Memorandum of Understanding with Mr. Otten, which, on the Effective Date, will be memorialized into a definitive consulting agreement between the Company and Mr. Otten. The purpose of the consulting agreement is to provide an arrangement by which Mr. Otten will provide consulting services to the Company in the capacity of an independent contractor following his termination as Chief Executive Officer and an employee of the Company at some point following the Effective Time. In exchange, the Company will pay Mr. Otten a total of $484,375 over a forty-eight month period in lieu of payments Mr. Otten would have received under his Change in Control Agreement described elsewhere herein. The Memorandum of Understanding was negotiated between Parent, Purchaser and Mr. Otten without the involvement of the Company. It is our understanding, that Parent and Purchaser approached Mr. Otten with respect to the Change in Control Agreement under which Mr. Otten would receive severance payments upon a termination following the Effective Time as part of the negotiations of the Merger Agreement and certain other related matters. As a condition to completing the negotiation of the Merger Agreement, Parent and Purchaser required that Mr. Otten enter into the Memorandum of Understanding with the intent to ultimately enter into a consulting arrangement with Mr. Otten following the Effective Time. The execution of the Memorandum of Understanding once fully negotiated between Mr. Otten, Purchaser and Parent was presented to the Company as a requirement for the execution of the Merger Agreement. Following the approval of the Company Board of Directors of the Merger Agreement, the Company, at the request of Purchaser and Parent, entered into the Memorandum of Understanding with Mr. Otten.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VERSAR, INC.

	By:	/s/ James D. Villa
Name: James D. Villa
Title: Senior Vice President, General Counsel, Secretary
and Chief Compliance Officer

Dated: October 23, 2017

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